# UNITED STATES SECURITIES AND EXCHANGE COMMISSION

**Washington, D.C. 20549-1004**

## FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2006

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission file number 0-20900

COMPUWARE CORPORATION ESOP/401(k) PLAN

(Full title of the plan)

Compuware Corporation
One Campus Martius
Detroit, Michigan 48226

# *Compuware Corporation ESOP/401(k) Plan*

*Financial Statements as of and for the Years Ended March 31, 2006 and 2005, Supplemental Schedule as of March 31, 2006 and Independent Auditors' Report*

# COMPUWARE CORPORATION ESOP/401(k) PLAN

## TABLE OF CONTENTS



All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

### SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Compuware Corporation, which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Compuware Corporation
ESOP/401(k) Plan

Date: September 22, 2006

By: *Laura L. Fournier*

Laura L. Fournier
Senior Vice President and
Chief Financial Officer

Crowe

Crowe Chizek and Company LLC
Member Horwath International

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator
Compuware Corporation ESOP/401(k) Plan
Detroit, Michigan

We have audited the accompanying statements of net assets available for benefits of the Compuware Corporation ESOP/401(k) Plan (Plan) as of March 31, 2006 and 2005 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of March 31, 2006 and 2005 and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2006 financial statements taken as a whole.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

South Bend, Indiana
September 22, 2006

# COMPUWARE CORPORATION ESOP/401(k) PLAN

## STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
## MARCH 31, 2006 AND 2005

| | 2006 | 2005 |
|---|---|---|
| ASSETS: | | |
| Investments—at fair value: | | |
| Common Stock—Compuware Corporation | $ 87,484,023 | $ 90,397,917 |
| Commingled Pool - Fidelity U.S. Equity Index | 58,376,577 | 58,318,509 |
| Unitized Fund - State Street Global Advisors | | |
| Mid-Cap Blend Commingled Fund | 63,274,353 | - |
| Mutual Funds: | | |
| Short-term securities | 33,316,736 | 33,650,142 |
| Bonds (government and corporate) | 35,340,730 | 34,740,730 |
| Equity | 193,310,643 | 207,342,897 |
| Real estate | 8,584,475 | 7,041,601 |
| Participant loans | 4,973,654 | 3,837,262 |
| Total investments | 484,661,191 | 435,329,058 |
| Other receivable | 39,173 | 15,189 |
| NET ASSETS AVAILABLE FOR BENEFITS | $ 484,700,364 | $ 435,344,247 |

The accompanying notes are an integral part of the financial statements

# COMPUWARE CORPORATION ESOP/401(k) PLAN

## STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS YEARS ENDED MARCH 31, 2006 AND 2005

| | 2006 | 2005 |
|---|---|---|
| ADDITIONS TO NET ASSETS ATTRIBUTABLE TO: | | |
| Investment income: | | |
| Interest and dividends | $ 13,373,807 | $ 6,628,756 |
| Net appreciation (depreciation) in fair value of Compuware Corporation common stock | 8,240,449 | (3,896,592) |
| Net depreciation in fair value of Bank One common stock | - | (170,531) |
| Net appreciation in fair value of Fidelity U.S. Equity Index Commingled Pool | 6,426,653 | 3,782,170 |
| Net appreciation in fair value of State Street Global Advisors Mid-Cap Blend Unitized Fund | 1,151,998 | - |
| Net appreciation in fair value of Mutual Funds | 39,413,383 | 7,694,002 |
| Total investment income | 68,606,290 | 14,037,805 |
| Contributions: | | |
| Employee | 28,297,287 | 30,829,793 |
| Participant rollover | 1,378,894 | 3,189,587 |
| Total contributions | 29,676,181 | 34,019,380 |
| Total additions | 98,282,471 | 48,057,185 |
| REDUCTIONS IN NET ASSETS ATTRIBUTABLE TO: | | |
| Benefits paid to participants | 49,762,606 | 43,435,650 |
| Administrative and other expenses | 18,972 | 17,882 |
| Total reductions | 49,781,578 | 43,453,532 |
| NET INCREASE | 48,500,893 | 4,603,653 |
| Plan mergers (Note 6) | 855,224 | - |
| NET ASSETS AVAILABLE FOR BENEFITS—Beginning of year | 435,344,247 | 430,740,594 |
| NET ASSETS AVAILABLE FOR BENEFITS—End of year | $ 484,700,364 | $ 435,344,247 |

The accompanying notes are an integral part of the financial statements

### 1. GENERAL DESCRIPTION OF THE PLAN

The following description of the Compuware Corporation (Company) ESOP/401(k) Plan (Plan) provides only general information. The Plan document should be referred to for a more complete description of the Plan's provisions.

***General***—The Plan is a defined contribution plan with two benefit features: an Employee Stock Ownership Plan (ESOP) and a 401(k) Plan. The assets for both features are combined in a common trust. All U.S. employees that are salaried or part-time hourly, as well as certain full-time hourly employees, meeting the eligibility requirements, will receive the discretionary employer ESOP contribution. The 401(k) feature covers all full-time and part-time U.S. employees of the Company who have completed one hour of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Compuware has entered into a trust agreement with Fidelity Management Trust Company (Fidelity) appointing Fidelity to act as trustee of the Plan.

***Contributions—ESOP***—Employer contributions to the ESOP are at the discretion of the Company's Board of Directors, subject to a maximum of 25% of eligible compensation. Contributions may be made in cash, in Company stock or a combination of both and are valued based upon the quoted market price of the Company common stock on the date of contribution. During the 2006 and 2005 Plan years, the Company's Board of Directors determined not to make an ESOP contribution.

***Contributions—401(k)***—Participants in the Plan may elect to defer up to 75% of their pay per pay period on a pre-tax basis, and up to 10% of their pay per pay period on an after-tax basis, with a combined maximum limit of 85% for investment in the Plan. Effective January 3, 2006, the Plan initiated an opt-out clause wherein unless an active participant with an employment commencement date on or after January 3, 2006 elects otherwise, they are deemed to have elected to make an automatic pre-tax contributions of 2% in the Plan. The automatic pre-tax contribution is effective as soon as administratively possible after 90 days from the employment date.

The amount of pay deferral contributions for each participant is limited to $15,000 during the 2006 calendar year and $14,000 during the 2005 calendar year based on the applicable provisions of the Internal Revenue Code. Participants who reach age 50 during the calendar year and are making the maximum Internal Revenue Service pre-tax contribution may make additional pre-tax "catch-up" contributions in accordance with the provisions of Code Section 414(v). The maximum annual catch-up contribution is $5,000 for 2006 and $4,000 for 2005.

***Participants' Accounts—ESOP***—Company contributions to the ESOP are allocated to eligible individual participant accounts. These amounts are not subject to the individual participant's investment direction until the contribution has been allocated to the participant's account for at least two years, and the participant is fully vested.

***Participants' Accounts—401(k)***—All Plan withholdings contributed to the Plan are deposited in each participant's account according to the investment option(s) selected by the participant. Earnings on investments, net of investment management fees, are allocated to participants' accounts based on the actual earnings of the investment funds selected by the participants.

***Vesting—ESOP***—Participants are vested based on the number of years of service. Vesting begins after three years of service, with full vesting occurring after seven years of service. In any year in which the Plan becomes top heavy, vesting begins after two years of service, with full vesting after six years.

***Vesting—401(k)***—All participant contributions and earnings thereon are fully vested.

***Forfeited Accounts—ESOP***—During the Plan year ended March 31, 2006 and 2005, forfeited nonvested accounts totaled $2,987,929 and $1,367,117, respectively. These accounts are allocated to remaining participants in the same manner as Company ESOP contributions.

***Participant Loans***—Participants may have only two outstanding loans at any time. Effective January 3, 2006, loans must originate from assets in the 401(k) portion of the participants' accounts. Prior to January 3, 2006, participants were allowed to have one loan originating from the ESOP allocations and one loan from the remaining portion of their 401(k) Plan account, excluding certain amounts from plan mergers.

The maximum loan amount is equal to the lesser of $50,000 or 50% of their vested balance (excluding the ESOP source beginning January 3, 2006) minus the highest outstanding loan balance in the past 12 months. Generally, loan terms range from 6 to 60 months. The loans are secured by the balance in the participant's account and bear interest at a rate as determined by the Plan administrator (the Company) quarterly to be 1% above the Prime Interest Rate. Interest rates on loans currently outstanding range from 5% to 10.75%. Principal and interest is paid ratably through semi-monthly payroll deductions for salaried employees and via Fidelity's Loan Coupon Service for hourly and terminated employees.

***Payment of Benefits***—On termination of service due to death, disability, retirement, or other reasons, a participant may request to receive a lump-sum amount equal to the value of the participant's vested interest in the account. Benefit payments from merged plans shall be payable in such other forms as were permitted under the terms of the merged plan from which they were transferred.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

***Basis of Accounting***—The financial statements of the Plan are prepared on an accrual basis in accordance with U.S. generally accepted accounting principles.

***Investment Valuation***—The Plan's investments are stated at fair value as of the financial statement date, which represent net asset value of shares held by the Plan at year-end. The Plan's investment in Company stock is valued at its quoted market price of $7.83 and $7.20 at March 31, 2006 and 2005, respectively. The Plan's investments in all other common stocks and mutual funds are valued at fair value as determined by quoted market prices. Investments in commingled investment pools are valued at estimated fair value as determined by the Plan Trustee based upon the market prices of the underlying investments. Investments in the unitized fund are valued at estimated fair value based upon the market prices of the underlying investments, which include investments in collective investment funds and registered investment companies valued at the net asset value per share/unit on the valuation date, and short-term investments which are stated at amortized cost, which approximates fair value. Participant loans receivable are valued at cost plus accrued interest, which approximates fair value.

Net appreciation or depreciation in fair value of investments is determined using the fair value at the beginning of the year or purchase price, if acquired since that date, and is presented in the statements of changes in net assets available for benefits. Purchases and sales of securities are recorded on a trade-date basis. Interest and dividend income are reported as earned.

*Use of Estimates*—The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at March 31, 2006 and 2005, and the reported amounts of changes in net assets available for benefits during the years then ended. Actual results could differ from those estimates.

*Risks and Uncertainties*—The Plan invests in various securities including mutual funds and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participants' individual account balances. The Company common stock held by the Plan as of March 31, 2006 has been valued at its quoted market price as of the 2006 financial statement date of $7.83 per share.

*Plan Expenses*—Plan expenses consisting primarily of fees to the recordkeeper, are expensed when incurred. Certain other expenses are absorbed by the Company.

*Benefit Payments*—Payments for benefits are recorded when paid.

## 3. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their accounts.

## 4. TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated December 1, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. Also, the Plan Administrator believes the Plan is designed and is currently being operated in accordance with applicable provisions of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

## 5. PARTIES-IN-INTEREST

Parties-in-interest are defined under Department of Labor regulations as any Fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Certain investments of the Plan are shares of mutual funds and a commingled pool fund which are offered by Fidelity Investments, an affiliate of Fidelity Management Trust Company (collectively, Fidelity). Fidelity is the Plan trustee and, therefore, these transactions and the Plan's payment of trustee fees to Fidelity qualify as party-in-interest transactions. The Plan also invests in shares of common stock issued by Compuware Corporation, which qualifies as a party-in-interest investment. Further, participant loan transactions and investments are also party-in-interest transactions.

The 11,172,928 and 12,555,266 shares of Compuware Corporation common stock held by the Plan as of March 31, 2006 and 2005 represent approximately 2.9% and 3.2% of the Company's outstanding shares as of March 31, 2006 and 2005. The Company common stock held by the Plan as of March 31, 2006 and 2005 has been valued at its quoted market price as of the 2006 and 2005 financial statement date of $7.83 and $7.20 per share.

There were no cash dividends paid to the Plan by Compuware Corporation during the plan year end March 31, 2006 and 2005. Total appreciation (depreciation) for the Compuware Corporation common stock for the plan year ended March 31, 2006 and 2005 was $8,240,449 and ($3,896,592), respectively. This is included in net appreciation (depreciation) per the Statement of Changes in Net Assets Available for Benefits.

## 6. PLAN MERGERS

On September 1, 2005, the Plan was merged with the Gevity 401(k) Plan – ChangePoint Group. All of the assets of the Gevity 401(k) Plan – ChangePoint Group were transferred to the Plan, causing the dissolution of the Gevity 401(k) Plan – ChangePoint Group. Each participant in the Gevity 401(k) Plan – ChangePoint Group became eligible to participate in the plan upon, or before, the effective date of the merger.

On September 2, 2005, the Plan was merged with the Adlex Corporation 401(k) Profit Sharing Plan. All of the assets of the Adlex Corporation 401(k) Profit Sharing Plan were transferred to the Plan, causing the dissolution of the Adlex Corporation 401(k) Profit Sharing Plan. Each participant in the Adlex Corporation 401(k) Profit Sharing Plan became eligible to participate in the plan upon, or before, the effective date of the merger.

## 7. INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan's assets available for benefits are as follows:

| | 2006 | 2005 |
|---|---|---|
| Compuware Corporation Common Stock: | | |
| ESOP* (9,285,910 and 10,354,766 shares, respectively) | $ 72,708,676 | $ 74,554,316 |
| 401(k) (1,887,018 and 2,200,500 shares, respectively) | 14,775,347 | 15,843,600 |
| Fidelity Equity Income Fund | 33,493,737 | 31,297,271 |
| Fidelity Diversified International Fund | 51,484,822 | 38,236,509 |
| Fidelity Mid-Cap Stock Fund | - | 54,427,774 |
| Fidelity Retirement Money Market Fund | 29,551,242 | 29,496,299 |
| Fidelity U.S. Bond Index | 25,587,294 | 26,723,353 |
| Fidelity U.S. Equity Index Commingled Pool | 58,376,577 | 58,318,509 |
| State Street Global Advisors Mid-Cap Blend Unitized Fund | 63,274,353 | - |

*Non-participant directed

## 8. FUND INFORMATION

Investment income, participant contributions, benefits paid to participants, administrative and other expenses, plan mergers, and exchanges are as follows for the years ended March 31, 2006 and 2005:

| | Non-Participant Directed | | | |
|---|---|---|---|---|
| | Compuware Common Stock ESOP | Compuware Common Stock Loan | Participant Directed | Total |
| BEGINNING BALANCE—MARCH 31, 2005 | $ 74,554,316 | $ 661,513 | $ 360,128,418 | $ 435,344,247 |
| INVESTMENT INCOME | 6,724,171 | 39,619 | 61,842,500 | 68,606,290 |
| CONTRIBUTIONS: | | | | |
| Employee | - | - | 28,297,287 | 28,297,287 |
| Participant rollover | - | - | 1,378,894 | 1,378,894 |
| Total contributions | - | - | 29,676,181 | 29,676,181 |
| BENEFITS PAID TO PARTICIPANTS | 7,875,490 | 39,685 | 41,847,431 | 49,762,606 |
| ADMINISTRATIVE AND OTHER EXPENSES | - | - | 18,972 | 18,972 |
| PLAN MERGERS | - | - | 855,224 | 855,224 |
| EXCHANGES | (689,988) | (66,628) | 756,616 | - |
| ENDING BALANCE—MARCH 31, 2006 | $ 72,713,009 | $ 594,819 | $ 411,392,536 | $ 484,700,364 |

| | | | | |
|---|---|---|---|---|
| BEGINNING BALANCE—MARCH 31, 2004 | $ 86,010,003 | $ 534,148 | $ 344,196,443 | $ 430,740,594 |
| INVESTMENT INCOME (LOSS) | (3,476,803) | 32,204 | 17,482,404 | 14,037,805 |
| CONTRIBUTIONS: | | | | |
| Employee | - | - | 30,829,793 | 30,829,793 |
| Participant rollover | - | - | 3,189,587 | 3,189,587 |
| Total contributions | | - | 34,019,380 | 34,019,380 |
| BENEFITS PAID TO PARTICIPANTS | 7,502,186 | 37,223 | 35,896,241 | 43,435,650 |
| ADMINISTRATIVE AND OTHER EXPENSES | | | 17,882 | 17,882 |
| EXCHANGES | (476,698) | 132,384 | 344,314 | - |
| ENDING BALANCE—MARCH 31, 2005 | $ 74,554,316 | $ 661,513 | $ 360,128,418 | $ 435,344,247 |

*****

## SUPPLEMENTAL SCHEDULE

# COMPUWARE CORPORATION ESOP/401(k) PLAN

## FORM 5500, SCHEDULE H, PART IV, LINE 4i—
## SCHEDULE OF ASSETS (HELD AT END OF YEAR)
## MARCH 31, 2006

| | Identity of Issue, Borrower, Lessor or Similar Party | Description of Investment Including Maturity Date, Rate of Interest, Collateral Par or Maturity Value (in Shares) | | Cost | | Current Value |
|---|---|---|---|---|---|---|
| * | Compuware Corporation | Common Stock Fund; 11,172,928 units | $ | 64,967,749 | $ | 87,484,023 |
| * | Fidelity | Equity Income Fund; 612,429 units | | 31,234,049 | | 33,493,737 |
| * | Fidelity | Diversified International Fund; 1,442,961 units | | 34,236,167 | | 51,484,822 |
| * | Fidelity | Dividend Growth Fund; 520,870 units | | 14,140,989 | | 15,709,414 |
| | American Funds | Growth Fund of America - Class A Fund; 372,426 units | | 9,951,400 | | 11,995,852 |
| * | Fidelity | Retirement Money - Market Fund; 29,551,242 units | | 29,551,242 | | 29,551,242 |
| * | Fidelity | U.S. Bond Index Fund; 2,386,874 units | | 26,018,814 | | 25,587,294 |
| * | Fidelity | Institutional Short - Intermediate Government Fund; 398,887 units | | 3,817,600 | | 3,765,494 |
| | Domini | Social Equity Fund; 19,825 units | | 543,573 | | 612,975 |
| | PIMCO | Foreign Bond Index Fund; 395,777 units | | 4,164,933 | | 4,076,504 |
| | Laudus Rosenberg | U.S. Small Capitalization Fund; 620,609 units | | 8,249,251 | | 8,731,972 |
| | Nicholas Applegate | High Yield Bond Fund; 567,693 units | | 5,728,887 | | 5,676,932 |
| | Janus | Twenty Fund; 427,194 units | | 20,414,069 | | 21,522,010 |
| | MSIFT | Mid-Cap Growth Fund; 627,670 units | | 14,491,944 | | 16,589,329 |
| | Managers | Special Equity Fund; 53,201 units | | 4,477,637 | | 5,112,084 |
| | Columbia Funds | Real Estate Equity Fund; 308,905 units | | 7,372,481 | | 8,584,475 |
| | Lord Abbett | Cap Value Fund; 754,071 units | | 15,046,827 | | 16,959,051 |
| * | Fidelity | U.S. Equity Index Commingled Pool Fund; 1,427,998 units | | 47,322,558 | | 58,376,577 |
| | State Street Global Advisors | Mid-Cap Blend Unitized Fund; 2,664,395 units | | 62,152,489 | | 63,274,353 |
| | American Funds | New Perspective R5 Fund; 366,317units | | 10,135,492 | | 11,099,397 |
| * | Participants | Loans to participants (interest rates of 5% to 10.75%) | | | | 4,973,654 |
| | Total assets held for investment purposes | | | | $ | 484,661,191 |

* Party-in-interest

EXHIBIT 23.1

Crowe

Crowe Chizek and Company LLC
Member Horwath International

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-70549 on Form S-8 of Compuware Corporation of our report dated September 22, 2006 appearing in this Annual Report on Form 11-K of Compuware Corporation ESOP/401(k) Plan for the year ended March 31, 2006.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

South Bend, Indiana
September 22, 2006